                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   294037205
                                   ---------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370
                                 --------------
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                 August 5, 1994
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


         Check the following box if a fee is being paid with the statement /x/





                               Page 1 of 10 Pages

                                  SCHEDULE 13D


- ---------------------                                              ------------------
  CUSIP NO. 294037205                                              Page 2 of 10 Pages
- ---------------------                                              ------------------

- -------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM GLAZER TRUST

- -------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

- -------------------------------------------------------------------------------------
  3      SEC USE ONLY

- -------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

                        OO

- -------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        / /

- -------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida
- -------------------------------------------------------------------------------------
                  NUMBER OF                   7      SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                                              1,746,151
                  OWNED BY                -------------------------------------------
                    EACH                      8      SHARED VOTING POWER
              REPORTING PERSON
                    WITH                                                     - 0 -
                                          -------------------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                                           1,746,151
                                          -------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                                              - 0 -
- -------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,746,151

- -------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /

- -------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.9%

- -------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                   OO
- -------------------------------------------------------------------------------------





                               Page 2 of 10 Pages

                                  SCHEDULE 13D


- ---------------------                                              ------------------
  CUSIP NO. 294037205                                              Page 3 of 10 Pages
- ---------------------                                              ------------------

- -------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####

- -------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

- -------------------------------------------------------------------------------------
  3      SEC USE ONLY

- -------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

                        PF

- -------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        / /

- -------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
- -------------------------------------------------------------------------------------
                  NUMBER OF                   7      SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                                               1,746,151
                  OWNED BY                -------------------------------------------
                    EACH                      8      SHARED VOTING POWER
              REPORTING PERSON
                    WITH                                                     - 0 -
                                          -------------------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                                            1,746,151
                                          -------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                                              - 0 -
- -------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,746,151

- -------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /

- -------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        12.9%

- -------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                         IN
- -------------------------------------------------------------------------------------





                               Page 3 of 10 Pages

          This statement is filed on behalf of both the Malcolm Glazer Trust and Malcolm I. Glazer.


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.01 per share ("Common Stock") of Envirodyne Industries, Inc. ("Envirodyne"), a Delaware corporation, whose principal executive offices are located at 701 Harger Road, Suite 121, Oak Brook, Illinois 60521.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) NAME: The names of the reporting persons are the Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer. Mr. Glazer is the sole trustee and, during his lifetime, the sole beneficiary of the Trust.

     (b) ADDRESS: The business address of the Trust and Mr. Glazer is 1482 South Ocean Boulevard, Palm Beach, Florida 33480.

     (c) PRESENT PRINCIPAL OCCUPATION: The Trust is a revocable living trust. The present principal occupation of Mr. Glazer is that of self-employed, private investor.

     (d) CRIMINAL PROCEEDINGS: During the last five years, neither the Trust nor Mr. Glazer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) CIVIL PROCEEDINGS: During the last five years, neither the Trust nor Mr. Glazer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: The Trust is formed under the laws of the State of Florida. Mr. Glazer is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Trust has purchased 1,746,151 shares of Common Stock at a total cost of $9,276,427.10 (including brokerage commissions).





                               Page 4 of 10 Pages

All funds used or to be used to make such purchases were, or are expected to be, obtained from Mr. Glazer's personal funds, which have been, or will be, contributed to the Trust.


ITEM 4.   PURPOSE OF TRANSACTION.

     The Trust acquired the 1,746,151 shares referred to in Item 5 below for the purpose of providing it with a significant equity investment in Envirodyne. Subject to applicable legal requirements, the Trust is seeking to increase its level of investment in Envirodyne by acquiring additional shares of Common Stock in a private transaction currently being negotiated with a significant Envirodyne Stockholder.

     Regardless of whether the Trust is successful in consummating such private transaction, the Trust may, in the future, otherwise increase its level of investment in Envirodyne. At all times in the future, whether the Trust will purchase additional shares will depend upon a continuing evaluation by Mr. Glazer of various factors, including Envirodyne's financial condition, business and prospects, other developments concerning Envirodyne, the attitudes and actions of Envirodyne's management and Board of Directors, the market for the shares, the availability of shares for purchase at particular price levels, the availability and nature of other opportunities available to the Trust and Mr. Glazer, the stock market and general economic conditions, the availability of funds and other factors and future developments that Mr. Glazer deems relevant from time to time. In addition, depending upon, among other things, the factors referred to above, Mr. Glazer may determine to have the Trust dispose of all or a portion of the shares of Common Stock held by the Trust.

          Mr. Glazer may seek to obtain representation on Envirodyne's Board of Directors. Except as set forth in this Item 4, neither the Trust nor Mr. Glazer has any specific plans or proposals with respect to Envirodyne (although they reserve the right to develop any such plans or proposals) at this time that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) AGGREGATE NUMBER AND PERCENTAGE: The Trust owns 1,746,151 shares of Common Stock, which represents approximately 12.9% of the outstanding Common
Stock.   Mr. Glazer, as trustee of the Trust, is a beneficial owner with respect to the 1,746,151 shares of Common Stock owned by the Trust. These percentages are based on the 13,500,000 shares of Common Stock reported as outstanding as of May 13, 1994 by Envirodyne in its Form 10-Q for the quarterly period ended March 31, 1994.





                               Page 5 of 10 Pages

     (b) VOTING POWER: The Trust has the sole power to vote and the sole power to dispose of the 1,746,151 shares held by the Trust. Mr. Glazer has the sole power to direct the vote and the sole power to direct the disposition of the 1,746,151 shares held by the Trust.

     (c) TRANSACTIONS DURING LAST 60 DAYS: All transactions in the Common Stock effected during the past sixty days by the Trust are set forth in Exhibit 1 attached hereto.

     (d)  POWER RELATING TO DIVIDENDS:  Not applicable.

     (e)  DATE OF TERMINATION OF BENEFICIAL OWNERSHIP:  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Mr. Glazer has appointed Avram Glazer his true and lawful attorney and agent, to execute any and all instruments in his name as Trustee of the Trust and individually, which Mr. Glazer may deem necessary or advisable to comply with Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his direct or indirect beneficial ownership of Common Stock, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith. A copy of the Power of Attorney is attached hereto as
Exhibit 2 and hereby incorporated herein in all respects.

     Except as set forth above and otherwise disclosed herein, neither the Trust nor Mr. Glazer have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1 -    Schedule of Transactions in the Common Stock During the
                    Last 60 Days

     Exhibit 2 -    Power of Attorney executed by Malcolm Glazer appointing
                    Avram Glazer as Power-of-Attorney, dated August 12, 1994.





                               Page 6 of 10 Pages

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 14, 1994

                                        THE MALCOLM GLAZER TRUST


                                   By:  S//MALCOLM I. GLAZER, AS TRUSTEE
                                        ---------------------------------
                                        Malcolm I. Glazer, as Trustee



                                        S//MALCOLM I. GLAZER
                                        ---------------------------------
                                        Malcolm I. Glazer





                               Page 7 of 10 Pages

                                   Exhibit 1

               TRANSACTIONS IN THE SHARES DURING THE LAST 60 DAYS

                                        Number(1)    Price(2)
Purchaser                Purchase Date  of Shares    Per Share
- ---------                -------------  ---------    ---------

Malcolm I. Glazer         8/5/94         1,746,151      $5.3125
as Trustee F/B/O
Malcolm Glazer
Trust U/A dated as
of March 23, 1990.





- --------------------

(1)   These shares were purchased in a private transaction.

(2)   The purchase price includes fees paid to a broker.

                               Page 8 of 10 Pages

                                   Exhibit 2

                         AVRAM GLAZER POWER OF ATTORNEY


     The undersigned, both as Trustee of the Malcolm I. Glazer Trust U/A dated March 23, 1990 ("Trust"), and individually, does hereby constitute and appoint AVRAM GLAZER his true and lawful attorney and agent, to execute any and all instruments in the name of the Trust and in his name which such individual may deem necessary or advisable to comply with Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his direct or indirect beneficial ownership of certain shares of ENVIRODYNE INDUSTRIES, INC. par value $.01 per share common stock ("Shares"), including specifically, but not limited to, the power and authority to sign for him in the name of the Trust and in his name, Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith, and to perform each and every other act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and the undersigned does hereby ratify and confirm all that AVRAM GLAZER or his agent or substitute, may lawfully do or cause to be done by virtue hereof. This power of attorney shall remain in full force and effect so long as the undersigned owns Shares or is obligated to make filings under the statutes, rules, regulations





                              Page 9 of 10 Pages
and requirements referenced above or until otherwise revoked by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this power of attorney as of this 11th day of August, 1994.

                              S//MALCOLM I. GLAZER, AS TRUSTEE
                              --------------------------------
                              MALCOLM I. GLAZER as Trustee
                              f/b/o Malcolm Glazer Trust
                              U/A dated as of March 23, 1990


                              S//MALCOLM I. GLAZER
                              --------------------------------
                              MALCOLM I. GLAZER





                              Page 10 of 10 Pages